BofA FUNDS SERIES TRUST

100 FEDERAL STREET

BOSTON, MA 02110

Writer’s Direct Contact

(617) 772-3265

December 14, 2010

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	BofA Funds Series Trust (the “Registrant”)
Registration Nos. 33-163352; 811-22357

Dear Ms. Hatch:

We are writing to respond to the comments that you provided to us by telephone on December 3, 2010 in connection with the registration statement filed October 21, 2010 by the above-referenced Registrant for certain of its series (each a “Fund” and collectively, the “Funds”). These comments are set forth below, each of which is followed by our response.

PROSPECTUS

Fees and Expenses of the Fund

Comment 1:

In each Fund’s fee and expense table, replace the table headings “Shareholder Fees (paid directly from your investment)” and “Annual Fund Operating Expenses (deducted from the Fund’s assets)” with “Shareholder Fees (fees paid directly from your investment)” and “Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)”.

Response 1:

These changes will be made in the Registrant’s 485(b) filing.

Comment 2:

Confirm that none of the Funds have acquired fund fees and expenses that are required to be disclosed in a fee table.

Response 2:

Registrant hereby confirms that none of the Funds have acquired fund fees and expenses that are required to be disclosed in a fee table.

Comment 3:

Suggest combining the footnotes to each fee table that disclose a Fund’s contractual expense commitments.

Response 3:

The Registrant appreciates the suggestion, but believes that the footnotes regarding contractual expense commitments are currently presented in a clear and understandable manner and therefore declines to make the suggested change.

Comment 4:

In the last sentence to each footnote to the fee table that discloses a Fund’s contractual expense commitment, include disclosure that a Fund’s board also needs to approve a modification or amendment to such commitment.

Response 4:

This change will be made in the Registrant’s 485(b) filing. Specifically, the Registrant will add “(acting through its Board)” as noted in italics in the following sentence: “This fee and expense arrangement may only be modified or amended with the approval of all parties to such arrangement, including the Fund (acting through its Board) and the Advisor.”

Comment 5:

In the footnote to each fee table that discloses that “The Advisor and BofA Distributors, Inc., the Fund’s distributor (the Distributor), are entitled to recover from the Fund any fees waived and/or expenses reimbursed for a three year period following the date of such waiver and/or reimbursement if such recovery does not cause the Fund’s total operating expenses to exceed the expense commitment then in effect”, clarify that the Advisor and Distributor will not “recoup” more than the amount of committed expenses in any prior year regardless of the amount of the current expense commitment.

Response 5:

This change will be made in the Registrant’s 485(b) filing. Specifically, the Registrant will replace “then in effect” at the end of the sentence referenced above in Comment 5 with “in effect at the time the expenses to be recovered were incurred.”

Comment 6:

In the second lead-in paragraph of the “Example”, delete the second bullet point which reads “you reinvest all dividends and distributions in the Fund” and confirm that a contractual expense commitment is only reflected in the example for the time period in which it is in effect.

Response 6:

The Registrant will delete in its 485(b) filing the second bullet point which reads “you reinvest all dividends and distributions in the Fund”. In addition, the Registrant hereby confirms that a contractual expense commitment is only reflected in the example for the time period in which it is in effect.

Principal Risks

Comment 7:

For each Fund, summarize the risks described in the “Principal Risks” section.

Response 7:

The Registrant believes that the risk descriptions currently set forth in the “Principal Risks” section of each Fund’s prospectus provides appropriate summaries of the principal risks of investing in each Fund. Accordingly, the requested changes will not be made in the Registrant’s 485(b) filing.

Performance Information

Comment 8:

In the lead-in paragraph to the table entitled “Year by Year Total Return (%) as of December 31 Each Year*” delete the following sentence: “These returns do not reflect deductions of sales charges, if any, paid by investors and would be lower if they did.”

Response 8:

This change will be made in the Registrant’s 485(b) filing.

Additional Investment Strategies and Policies

Comment 9:

State each Fund’s investment objective with the other Item 9 disclosure included in the Fund’s prospectus pursuant to Item 9(a) of Form N-1A.

Response 9:

This change will be made in the Registrant’s 485(b) filing.

Comment 10:

In the sub-section entitled “Changing the Fund’s Investment Objective and Policies” and to the extent not already disclosed, disclose when and how a Fund’s shareholders will be notified of a change to its investment objective and policies.

Response 10:

To the extent a Fund must provide a shareholder with 60 days notice of a change to its 80% investment policy as required by Rule 35d-1 under the Investment Company Act of 1940, the Fund will clarify in its disclosure that the 60 days notice will be a “written” notice to address the staff’s comment. The Registrant is not aware of any requirement to otherwise disclose in the sub-section entitled “Changing the Fund’s Investment Objective and Policies” when and how it will notify shareholders of changes to other investment objectives and policies. Registrant believes that it is best to address the form and manner of notice to shareholders on a case-by-case basis that takes into account the specific facts and circumstances surrounding such changes.

Management of the Fund

Comment 11:

Confirm that the expense commitments disclosed in the footnotes to each Fund’s fee table are in fact contractual and that the voluntary expense commitments disclosed in the sub-section “Expense Reimbursement Arrangements” are in addition to the contractual expense commitments.

Response 11:

The Registrant hereby confirms that the expense commitments disclosed in the footnotes to each Fund’s fee table are in fact contractual and that the voluntary expense commitments disclosed in the sub-section “Expense Reimbursement Arrangements” are in addition to the contractual expense commitments.

Class/Fund-Specific Comments

Comment 12:

To the extent a Fund has a line item to its fee table captioned “Distribution, service (Rule 12b-1) and shareholder administration fees”, revise the caption to conform to Form N-1A and move any shareholder administration fees to the line item of the fee table captioned “Other expenses”.

Response 12:

This change will be made in the Registrant’s 485(b) filing.

Comment 13:

In the lead-in paragraph to the “Performance Information” section for BofA Connecticut Municipal Reserves – G-Trust shares, delete the sentences that read “On November 23, 2005, the Galaxy Connecticut Municipal Money Market Fund’s Trust shares were reorganized into the Columbia Connecticut Municipal Reserves’ G-Trust shares. The Galaxy Connecticut Municipal Money Market Fund’s Trust share class commenced operations on March 1, 2004.” Also, add to the end of the second to the last sentence “, the predecessor to Columbia Connecticut Municipal Reserves’ G-Trust shares”. This change applies to other Funds, as applicable.

Response 13:

This change will be made in the Registrant’s 485(b) filing.

Comment 14:

In the lead-in paragraph to the “Performance Information” section for BofA New York Tax-Exempt Reserves – Class A shares, delete the sentences that read “The Predecessor Fund’s Class A shares were fully redeemed on December 22, 2002 and recommenced operations on August 25, 2003. From December 22, 2002 to August 25, 2003, performance for the share class could not be calculated due to nominal levels.”

Response 14:

The Registrant believes that the additional disclosure in the lead-in paragraph to the “Performance Information” section for BofA New York Tax-Exempt Reserves – Class A shares is appropriate to explain to a shareholder why the Fund is disclosing a return of 0.00% in 2003 in the calendar year returns bar chart. Accordingly, the requested change will not be made in the Registrant’s 485(b) filing.

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Peter T. Fariel
Peter T. Fariel
Secretary
BofA Funds Series Trust

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